Watchdata Technologies Ltd.

No. 2 Wanhong West Street, Capital Airport Road

Chaoyang District, Beijing 100015

People’s Republic of China

October 10, 2005

BY EDGAR

Ms. Barbara C. Jacobs

       Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Watchdata Technologies Ltd. Registration Statement on Form F-1, File No. 333-121531 and Registration Statement on Form 8-A, File No. 000-51247

Dear Ms. Jacobs:

I am writing to request, under Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), the withdrawal of the above-referenced registration statements (the “Registration Statements”), including all amendments and exhibits thereto, on the grounds that market conditions in the United States do not at this time support a public offering of the American Depositary Shares representing the ordinary shares of Watchdata Technologies Ltd. (the “Company”). The Company hereby confirms that it has not sold any securities in connection with the Registration Statements. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

Ms. Barbara C. Jacobs

October 10, 2005

WATCHDATA TECHNOLOGIES LTD.

By:	/s/ Wang Youjun
Name:	Wang Youjun
Title:	Chief Executive Officer

Enclosures

cc:	Mr. Paul M. Dudek
Mr. Jeffrey B. Werbitt
Mr. Craig Wilson
Ms. Melissa Rocha

Securities and Exchange Commission

Mr. Barry D. Walters

Freedom of Information Act Officer, Room 2307

Mr. Filip Moerman

Cleary Gottlieb Steen & Hamilton LLP

Messrs. Alexander H. Mackintosh/Raymond Ng

Ernst & Young

Mr. Chris K.H. Lin

Simpson Thacher & Bartlett LLP